Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(Unaudited)

	Nine Months Ended September 30,		Year Ended December 31,
(Dollars in Millions)	2006	2005*	2005	2004	2003		2002	2001
Portion of rentals representing interest	$33	$36	$45	$51	$46		$34	$45
Capitalized interest	3	7	12	8	8		6	1
Other interest and fixed charges	94	59	87	131	156		136	153
Pretax earnings which would be required to cover preferred stock dividend requirements	11	18	25	23	35		-	12

Combined fixed charges and preferred stock dividends (A)	$141	$120	$169	$213	$245		$176	$211

Earnings-pretax income with applicable adjustments (B)	$1,530	$1,209	$1,467	$1,687	$(559)		$202	$(382)

Ratio of (B) to (A)	10.85	10.08	8.68	7.92	(a	)	1.15	(b	)
*	During the fourth quarter of 2005, U.S. Steel changed its method of determining the cost of U. S. Steel Kosice’s inventories from the last-in, first-out method to the first-in, first-out method. See Note 2 to the financial statements in the United States Steel Corporation 2005 Annual Report on Form 10-K. Results for the nine months ended September 30, 2005 have been adjusted to apply this change retrospectively.
(a)	Earnings did not cover fixed charges and preferred stock dividends by $804 million.
(b)	Earnings did not cover fixed charges and preferred stock dividends by $593 million.